UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

OPEN LETTER TO JOHN HATHAWAY, TOCQUEVILLE ASSET MANAGEMENT L.P.

November 8, 2004

John Hathaway

Tocqueville Asset Management L.P.

1675 Broadway – 16th Floor

New York, NY 10019

Dear John,

On behalf of the Board of Directors of Harmony Gold Mining Company Ltd (“Harmony”), I wish to thank you for your letter dated 2 November 2004, in which you share your views on Harmony’s proposed merger with Gold Fields Limited (“Gold Fields”). I would also personally like to thank you for your compliments in relation to the 2.45 times share price increase you have achieved from your investment over the past six years and your expression of high regard for the management team. At Harmony, we have always endeavoured to make ourselves available to you and other shareholders when we need to discuss matters of a company nature. I welcome the opportunity to deal with the various issues your letter highlights.

Harmony’s board and management are driven by value creation for Harmony shareholders. We analyse prospective transactions based on their potential for value creation, measured most importantly by the impact on long term share price. From such a perspective, we firmly believe that the proposed merger with Gold Fields is very positive for Harmony shareholders, while also being highly attractive to Gold Fields shareholders. As you know, it is both customary and appropriate that we pay a premium to Gold Fields shareholders in this type of transaction. You should also recognise that the cost savings that we firmly believe we will achieve will flow through to the benefit of all shareholders of the combined entity and it is in this way that the Harmony shareholders, through the share price, will benefit from the transaction.

We believe that Net Present Value (“NPV”) is the best valuation measure when analysing the drivers of our share price over the long term. The proposed merger with Gold Fields will in our view result in significant value creation in NPV terms arising from cost savings. The table below shows consensus NPV estimates from research analysts for both companies individually. The combined figures include our estimated NPV of expected synergies of R 9.1 – 12.1 billion. This range is based on R 1.0 billion to R 1.3 billion of pre-tax cost savings per annum at the conventional 5% real discount rate of gold mining companies over a 20-year period. Through this, the NPV is enhanced by 21% - 26%, whilst the number of shares of the combination is increased by only 17%, resulting in an overall NPV accretive transaction from which both Harmony and Gold Fields shareholders benefit.

Consensus NPV and Expected Synergies

Consensus NPV, USD bn	2.4	3.3	5.7	1.5 –2.0	7.2 –7.7	21	% - 26%
Number of shares outstanding, mill	321	491	947		947	17%

(1)	Synergies: USD1.5 billion is equivalent to R9.1 billion; USD2.0 billion is equivalent to R12.1 billion

In the end, for you as a shareholder it is the market value of the shares not the NPV that ultimately matters. So let us consider how the market should be expected to translate that enhanced NPV into the market value of the shares by applying a price to net present value (“P/NPV”) multiple. In the table below we illustrate the sensitivities of the share price accretion / dilution to different levels of re-rating for the cost savings. We have related the accretion / dilution analysis to the average of the daily volume-weighted average prices (“VWAP”) in the 30 trading days up to 14 October 2004, the day where rumours of a Norilsk bid for Gold Fields first surfaced in the press and impacted on the Gold Fields share price. We have considered two scenarios according to two levels of synergies considered. I want to emphasise that I regard even the upper range synergies as fairly conservative given Harmony’s track record in previous acquisitions. The range is based on operating cost savings of 15% to 20% and what I think is a fairly conservative tax rate of 30%.

As a Harmony shareholder, it is also worth noting the strong equity story and the improvement in the fundamental stock attractiveness of the combined entity which are likely to lead to a further re-rating in terms of P/NPV rating.

Share price accretion / (dilution) with synergies

1.6x	8%	14%
1.7x	9%	16%
1.8x	10%	18%
1.9x	11%	19%
2.0x	13%	21%
2.1x	14%	22%

(1)	Based on a VWAP of R83.92 per share for the 30 business days ending on 14 October 2004

The table above shows that, in the event we achieve what we regard as conservative levels of cost savings and that the combined entity benefit from a re-rating to a P/NPV multiple of 1.8x, Harmony shareholders could expect share price accretion of 10% to 18%.

We believe this analysis supports our conclusion regarding the attractiveness of this transaction for both Harmony and Gold Fields shareholders. We spent significant time and effort ensuring that the transaction structure was attractive for Harmony shareholders after accounting for the fair and full premium being paid to Gold Fields’ shareholders. The initial market reaction and the many meetings we have had with our and Gold Fields’ shareholders make me confident that we have succeeded in achieving that balance.

Your letter also raises a number of other issues that I would like to address.

In your letter you reflect on the dilution in production ounces per share during your time as shareholder. As I have explained earlier, at Harmony we are focused on shareholder value creation and find measures such as production ounces per share inadequate indicators of this. Although the ounces per share have decreased the ounces we own today are of a 60% higher in-situ grade with a much higher intrinsic value. We tend to apply other measures for the value inherent in the company and are proud to say that the past six years have seen a dramatic improvement in the quality and quantity of our reserve ounces, establishing the foundation for future production. This is reflected in the substantial share price uplift you have benefited from since September 1998. If we look back at the share issues that have funded our growth historically, we are pleased to have provided our shareholders with a Total Shareholder Return (“TSR”) of more than 23% p.a. from 30 September 1998 to 14 October,

2004 (on the basis that you have re-invested the dividends paid in Harmony – the conventional approach to TSR calculations capturing share price appreciation and dividend payments in one measure). This value creation has ensured us a high standing with our shareholders and the capital markets.

Accordingly, we would encourage you to analyse the proposed merger on the basis of NPV and P/NPV, as reviewed above, rather than by the earnings impact or the return on capital as derived from a forward earnings estimate, as you do in your letter. In this regard, I must point out that your analysis is further undermined when you apply an earnings multiple at a time when we are facing historically adverse conditions, primarily in the shape of the weak Rand gold price scenario.

You mentioned your concern regarding the possibility of Harmony ending up with a non-controlling minority stake in Gold Fields. Whilst this remains a possibility, it is neither our desire nor our intention. We are committed to creating a new international major, a new South African champion. We are very confident that the terms and structure of our offers are compelling enough to achieve that.

You expressed some concerns regarding the provisions of our ADR agreements with respect to management’s discretionary proxy on all unvoted ADRs. We understand that a high number of the ADR holders will be contacted and encouraged to exercise their underlying right to vote. It is gratifying that we have seen a high turn-out and that a high majority of the ADR holders will vote for management’s proposal. Since its formation, I believe Harmony has shown its strong commitment to effective and fair corporate governance practices and will continue to do so. Please note that the relevant provisions of our ADR agreement are in line not only with those of other mining companies but also with a substantial number of US-listed companies with ADR programs.

You also conveyed your views with respect to Harmony’s board and management ownership level in the Company. On this, you will recall that our Chairman of the Board with a 20% stake not only is our biggest shareholder, but that he effectively has placed the bulk of his personal wealth in Harmony and is fully supportive of the proposed merger. Additionally, we do not accept that there is a simple correlation between the number of shares owned by a management or a board and their sensitivity to shareholders’ best interest. Given your continuous shareholding in Harmony since 1998, I am sure you will have witnessed this over that time. Furthermore, let me mention that at Harmony we have compensation packages which ensure appropriate focus on the shareholder value creation.

Finally we note that in addition to Harmony shares, Tocqueville Asset Management L.P. also owns 2.73 million IAMGold Corporation, Inc. (“IAMGold”) shares, representing 1.9% of the total shares. We realise that in such a position the proposed merger between Harmony and Gold Fields presents a difficult balancing act, given the significant value leakage from Gold Fields shareholders to IAMGold shareholders in the absence of the proposed merger if the IAMGold transaction were to proceed. We sympathise with your position but feel sure that you appreciate we are primarily focused on the value created through the proposed merger for our own shareholders.

Yours sincerely,

Bernard Swanepoel

Chief Executive, Harmony

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Additional information

(i) Directors

Executive
Z B Swanepoel
F Dippenaar
T S A Grobicki
W M Gule
N V Qangule

Non executive
P T Motsepe
F Abbott
V N Fakude
Dr D S Lushaba
R P Menell
M Motloba
Dr M Z Nkosi
M F Pleming
C M L Savage

(ii) Directors responsibility statement

The directors of Harmony, whose names are set out in paragraph (i) accept, individually and collectively, full responsibility for the accuracy of the information contained in this letter, save that the only responsibility accepted by them in respect of the information in this document relating to Gold Fields (which has been compiled from publicly available sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid to the best of the knowledge and belief of the directors of Harmony no other facts have been omitted that would make any statement in this circular false or misleading and have made all reasonable enquiries to ascertain such facts.

(iii) Material changes

Save as disclosed in this letter, the directors of Harmony are not aware of any material change in the information contained in the offer document. In particular, extending the “disclosure period” to 4 November 2004 (the last practicable date prior to the posting of this letter), there has been no change to the information set out in the offer document including:

•	the holdings of relevant securities and dealings;

•	directors emoluments;

•	special arrangements;

•	ultimate owner of securities acquired under the offers;

•	changes to directors service contracts; and

•	arrangements, undertakings and agreements in relation to the offers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer